EXHIBIT 20

                        [AEROFLEX INCORPORATED NEWSHEAD]

                    AEROFLEX INCORPORATED DECLARES DIVIDEND
               DISTRIBUTION OF PREFERRED SHARE PURCHASE RIGHTS

            PLAINVIEW, NEW YORK, August 13, 1998 -- The Board of Directors of Aeroflex Incorporated (NYSE Symbol: ARX) today declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of Aeroflex Incorporated common stock, to be effective upon the expiration of the currently outstanding Preferred Share Purchase Rights of Aeroflex on August 30, 1998. Aeroflex adopted its original Rights Plan in August 1988.

            Michael Gorin, President of Aeroflex Incorporated, stated: "The Rights are designed to assure that all of Aeroflex's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against abusive tactics to gain control of Aeroflex without paying all stockholders a premium for that control. The Rights are not being adopted in response to any specific takeover threat, but are a response to the general takeover environment."

            The Rights are intended to enable all Aeroflex stockholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

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            The Rights will be exercisable only if a person or group acquires
15% or more of Aeroflex's common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the common stock. Each Right will entitle stockholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $65.

            If a person or group acquires 15% or more of Aeroflex's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of Aeroflex's common shares having a market value of twice such price. In addition, if Aeroflex is acquired in a merger or other business combination transaction after a person has acquired 15% or more of the Company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. The acquiring person will not be entitled to exercise these Rights.

            Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

            The Board of Directors is also authorized to reduce the 15% thresholds referred to above to not less than 10%.

            The dividend distribution will be made on August 31, 1998, payable to stockholders of record on that date, and is not taxable to stockholders. The Rights will expire on August 31, 2008.

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                                    * * *

            Aeroflex Incorporated, through its subsidiaries, utilizes advanced technologies to provide state-of-the-art microelectronic module, interconnect and testing solutions used in communication applications for commercial and defense markets. It also designs and manufactures motion control systems and shock and vibration isolation systems used for commercial, industrial and defense applications.

CONTACT:    Michael Gorin
            President and Chief Financial Officer
            516/694-6700

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